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                           April 9, 2024

       Tammy Romo
       Chief Financial Officer
       Southwest Airlines Co.
       P.O. Box 36611
       Dallas, Texas 75235

                                                        Re: Southwest Airlines
Co.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2023
                                                            Filed February 6,
2024
                                                            Response dated
March 20, 2024
                                                            File No. 001-07259

       Dear Tammy Romo:

              We have reviewed your March 20, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 6,
       2024 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Management's Discussion and Analysis
       Operating Revenues, page 68

   1. We understand from your response to prior comment 1 that although you routinely monitor industry and
customer travel patterns, including trends in business and leisure travel, to both analyze
and forecast passenger revenues and to aid in the future
                                                        optimization of your
network and schedules, you do not regard information about business travel revenue to be
material to investors, though would provide some explanation and analysis if you
consider that information material in the future.

                                                        You explain that you
categorize passenger revenues by source, though identify revenue categories based on
whether the tickets were purchased or acquired through loyalty
 Tammy Romo
Southwest Airlines Co.
April 9, 2024
Page 2
         program point redemptions. You state that these two categories "...best depict the nature, amount, timing, and uncertainty of Passenger revenue and cash flow," though do not mention either of these categories in your discussion and analysis on page 68.

         We see that a section of your website is dedicated to corporate/business travel, covering various features and initiatives, such as the business travel program booking tool, dedicated account management teams, coordination programs for meetings and groups, and support for travel management companies, which collectively does not clearly reconcile with your view of the revenue source as not material.

         Given these observations, considering your efforts at monitoring, analyzing and forecasting business and leisure travel patterns, including the associated trends and revenues and use of that information in resource allocation decisions, explain to us why you would not also identify business and leisure ticket revenues, individually as sources on page 107 to comply with FASB ASC 606-10-50-5 and 55-89 through 55-91.

         As part of your response, please identify the economic factors and various correlations that you considered in identifying the non-loyalty and loyalty passenger revenue source categories as depicting how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors; explain how you would similarly evaluate economic factors and correlations for the business and leisure travel revenue sources; and
         provide us with a schedule showing non-loyalty and loyalty passenger revenues separately attributable to business and leisure ticket sales during each of the last five fiscal years.

         If you continue to regard such information as not material for disclosure in the notes to the financial statements, or in the discussion and analysis of your results of operations, provide us with the analyses that you performed in formulating these views.
       Please contact Robert Babula at 202-551-3339 or Gus Rodriguez at 202-551-3752 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameTammy Romo                                   Sincerely,
Comapany NameSouthwest Airlines Co.
                                                               Division of
Corporation Finance
April 9, 2024 Page 2                                           Office of Energy
& Transportation
FirstName LastName